Exhibit 99.81

RIO ALTO PROVIDES LA ARENA PROJECT UPDATE AND SAN ANDRES DRILLING RESULTS

For Immediate Release	March 14, 2011

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSXV & BVL: RIO, OTCQX: RIOAF, DB Frankfurt: MS2) is pleased to provide a La Arena Project update and report assay results from 16 drill holes at the newly discovered San Andres oxide gold target located adjacent to the recently completed leach pad at the La Arena Gold Oxide Mine (“Oxide Mine”) located in Peru.

Development work at the Oxide Mine is complete and construction of the process plant and camp facilities is being finished. To-date a 14 hectare leach pad and a 57,500 cubic meter pregnant leach solution pond are finished. Commissioning of the adsorption/desorption and electro winning plant will begin this month in preparation for gold production. A 300 man camp, offices and associated infrastructure will be completed in April.

The San Andres zone was identified as part of the Company´s recently initiated 12,000m reverse circulation drilling program focused on expanding oxide gold mineralization in and around the current La Arena gold oxide resource. San Andres is a gold oxide, brecciated sandstone zone of mineralization located along strike and to the north of the La Arena gold oxide resource. As the San Andres zone is constrained by its location between the pad and the PLS pond, Rio Alto will not drill this zone to define a resource, but will deliver mineralized material from San Andres to the leach pad after evaluating blast hole sample results and as permitted by the mine plan.

Significant intercepts from these drill holes are highlighted below. An economic cut-off grade of 0.11 g/t in gold oxides was established by independent engineers, Coffey Mining Pty Ltd, in the NI 43-101 study dated July 31, 2010.

•	58m @ 0.5g/t Au, 4.4g/t Ag in hole SA-R11-006
•	42m @ 1.08g/t Au, 0.4g/t Ag in hole SA-R11-013
•	60m @ 0.4g/t Au, 0.52g/t Ag including 28m @ 0.62g/t Au, 0.46g/t Ag in hole SA-R11-015

Alex Black, President and COO of Rio Alto, commented, “We are pleased with this first phase drilling success at La Arena, which supports our belief in the excellent potential to expand the mineral resources on the property. The drilling has identified mineralization beyond the current resources and reserves. The 12,000 metre reverse circulation gold oxide exploration program for 2011 is in progress and we expect future results will continue to demonstrate the growth potential of this project.”

Summary of Results

The San Andres zone is situated to the north east of the Ethel breccia. Two layers of highly oxidized breccia sandstone outcrop at surface in the area. Geologically, gold mineralization is associated within highly fractured and oxidized sandstone rocks similar to La Arena´s Calaorco and Ethel gold oxide deposits. The sandstone bedding at San Andres dips gently to the south east and the mineralization is controlled by this feature. Two layers of mineralization, one 40 metres thick and the other 100 m thick, have been identified. A recent geochemical survey identified gold anomalism similar to the Calaorco and Ethel resources located at La Arena. Based on the geological and geochemical results a reverse circulation drilling program comprising 2811 metres within 16 holes was completed. In total 11 holes encountered mineralization above the economic cutoff.

Hole ID	From	To	Length	Au g/t	Ag g/t
SA 01	24	32	8	0.30	0.38
SA 01	60	66	6	0.27	0.20
SA 01	200	224	24	0.33	0.58
SA 02	6	24	18	0.28	0.21
SA 02	50	58	8	0.39	0.20
SA 02	140	144	4	0.28	0.70
SA 03	22	54	32	0.23	0.22
SA 04	0	44	44	0.37	0.28
SA 04	130	136	6	0.39	0.63
SA 05	6	12	6	0.27	0.20
SA 05	66	148	82	0.21	0.45
Including	66	78	12	0.35	0.25
SA 06	184	242	58	0.50	4.24
SA 09	8	22	14	0.24	0.20
SA 10	44	52	8	0.25	4.50
SA 11	36	48	12	0.20	0.27
SA 11	80	98	18	0.24	1.54
SA 13	0	8	8	0.27	0.20
SA 13	28	70	42	1.08	0.40
SA 13	180	250	70	0.29	0.92
SA 15	26	86	60	0.40	0.52
Including	58	86	28	0.62	0.46

Quality Control and Assurance

Sampling of the reverse circulation drilling and sample preparation were performed by Rio Alto personnel; and were carried out under strict protocols recommended in the NI 43-101 Technical Report dated July 31, 2010 prepared by Coffey Mining Pty Ltd. Samples were taken every 2m and split in half to yield seven to ten kilogram samples. Drill sample recovery was generally in excess of 90%. Rio Alto has a rigorous QA/QC program to control the chain-of-custody of samples and the insertion of blanks, duplicates, and certified reference standards in each batch of samples. Samples were shipped to CIMM-Peru in Lima where they were dried, crushed, pulverized, and assayed. All gold assays were obtained by standard 50g fire assaying with AA finish. All silver assays reported in the press release were obtained by Aqua-Regia dissolution followed by ICP measurement. CIMM-Peru is an ISO 9001:2000 certified laboratory.

Enrique Garay, M Sc. P. Geo. (AIG Member), Vice President Geology of Rio Alto is the Qualified Person responsible for the management of the exploration program and disclosure of the drill results as defined by National Instrument 43-101. Mr. Garay has reviewed and verified the technical and scientific information in this news release.

This news release contains certain forward-looking information including statements concerning the expected timing for completion of a gold recovery plant and production of gold. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable securities laws.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto's SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black
President & COO

FOR FURTHER INFORMATION, CONTACT:

Alex Black, President & COO	Alejandra Gomez, Investor Relations
Phone: +51 1 625 9900	Phone: +1 604 628 1401
Phone: +51 99279 4655	Fax: +1 866 393 4493
Email: alexb@rioaltomining.com	Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts the responsibility for the adequacy or accuracy of this release.